As filed with the U.S. Securities and Exchange Commission on June 28, 2007
Registration No. 333-14032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
BT Group plc
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
BT Americas Inc.
1001 Connecticut Avenue NW, Ste
720 Washington, DC  20036
(202) 833-9543
Attention: Kristen Verderame, Vice President and Chief Counsel

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of BT Group plc	N/A	N/A	N/A	N/A
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement dated as of , 2007 among BT Group plc, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 28th day of June , 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES OF BT GROUP plc

Pursuant to the requirements of the Securities Act 1933, as amended, the Registrant, BT Group plc, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on the 27th day of  June , 2007.

BT GROUP plc

By:	/ s /Alan Scott
Alan Scott, Assistant Secretary

By:	/ s /Patricia Day
Patricia Day, Assistant Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. In addition, each of the undersigned hereby constitutes and appoints Alan Scott and Patricia Day his or her true and lawful attorneys-in-fact, each acting alone, in his or her name and in the capacity indicated below, to sign any and all amendments and post-effective amendments and supplements to this Registration Statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the date indicated below.

Signature	Title	Date

/ s /Christopher Bland	Chairman	June 27, 2007
Sir Christopher Bland

/ s /Ben Verwaayen	Chief Executive and Director	June 27, 2007
Ben Verwaayen	(Principal Executive Officer)

/ s /François Barrault	Director and Chief Executive -	June 27, 2007
François Barrault	BT Global Services

/ s /Andy Green	Director and Chief Executive	June 27, 2007
Andy Green	Group Strategy and Operations

/ s /Hanif Lalani	Director and Group Finance	June 27, 2007
Hanif Lalani	Director (Principal Financial and
Accounting Officer)

/ s /Ian Livingston	Director and Chief Executive -	June 27, 2007
Ian Livingston	BT Retail

Director and Chief Executive -
Dr. Paul Reynolds	BT Wholesale

/ s /Maarten van den Bergh	Deputy Chairman	June 27, 2007
Maarten van den Bergh

Director
Matti Alahuhta

/ s /Clayton Brendish	Director	June 27, 2007
Clayton Brendish

/ s /Phil Hodkinson	Director	June 27, 2007
Phil Hodkinson

/ s /The Rt. Hon Baroness Jay of Paddington PC	Director	June 27, 2007
The Rt Hon Baroness Jay of Paddington PC

/ s /Deborah Lathen	Director	June 27, 2007
Deborah Lathen

/ s /John Nelson	Director	June 27, 2007
John Nelson

/ s /Carl G. Symon	Director	June 27, 2007
Carl G. Symon

/ s /Kristin Verderame	Duly Authorized Representative	June 27, 2007
Kristen Verderame	of BT Group plc in the United States

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification